SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2006
Commission File Number: 000-26498

NUR Macroprinters Ltd.
(Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod, Israel 71111
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

        On November 2, 2006, NUR Macroprinters Ltd. (the “Company”) issued a press release announcing that the annual meeting of shareholders will be held on Sunday, November 26, 2006. The Company’s shareholders will be asked approve the election of directors and external directors, the terms of engagement of a new external director and the reappointment of NUR’s independent registered public accounting firm.

        The text of the press release is attached hereto as Exhibit 1. The text of the notice of the annual meeting of shareholders and proxy statement is attached hereto as Exhibit 2.

        The following documents are attached hereto and incorporated herein by reference:

Exhibit 1.	Press Release dated November 2, 2006

Exhibit 2.	Notice of the annual general meeting of the shareholders and proxy statement.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. By: /s/ David Reis —————————————— David Reis President and Chief Executive Officer

        Date November 2, 2006

Exhibit Index

Exhibit 1.	Press Release Dated November 2, 2006

Exhibit 2.	Notice of the annual general meeting of the shareholders and proxy statement.